Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Mittal Steel’s financial condition and results of operations is based on Mittal Steel’s unaudited interim condensed consolidated financial statements and the notes thereto Mittal Steel Company N.V. and subsidiaries for the three and nine month periods ended September 30, 2005 (the “Mittal Steel Interim Consolidated Financial Statements”).  The following discussion and analysis should be read in conjunction with Mittal Steel’s annual audited consolidated financial statements and the notes thereto and “Item 5. Operating and Financial Review and Prospects” included in Mittal Steel’s Annual Report on Form 20-F for the year ended December 31, 2004.  The following discussion and analysis contains certain “forward-looking statements” which are subject to certain risks, uncertainties and contingencies, including, but not limited to, those set forth under the heading “Risk Factors” in Mittal Steel’s Annual Report on Form 20-F, which could cause our actual business, results of operations or financial condition to differ materially from those expressed in, or implied by, such statements.  See “Forward-Looking Statements” below.  Unless we have indicated otherwise, or the context otherwise requires, references to “Mittal Steel”, “we”, “us”, “our” and “the Company” or similar terms are to Mittal Steel Company N.V. and subsidiaries.

Overview

Mittal Steel’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Inter-company balances and transactions have been eliminated on consolidation.  Total shipments of steel products include inter-company shipments.  All references to “Sales” include shipping and handling fees and costs as defined in EITF Issue No. 00-10 “Accounting for Shipping and Handling Fees and Costs” (as issued by the FASB Emerging Issues Task Force).

The records of each of Mittal Steel’s operating subsidiaries are maintained in the currency of the country in which the operating subsidiary is located, using the statutory or generally accepted accounting principles of such country.  For consolidation purposes, the financial statements that result from such records have been translated to conform to U.S. GAAP and converted into U.S. dollars, the reporting currency.  The Canadian dollar is the functional currency of Mittal Canada, the Czech koruna is the functional currency of Mittal Steel Ostrava, the Polish zloty is the functional currency of Mittal Steel Poland, the South African rand is the functional currency of Mittal Steel South Africa, the Bosnia and Herzegovina convertible mark is the functional currency of Mittal Steel Zenica, the Romanian lei is the functional currency of Mittal Steel Roman, Mittal Steel Iasi and Mittal Steel Hunedoara, the Euro is the functional currency of Mittal Steel Europe and the U.S. dollar is the functional currency of all other operating subsidiaries.  Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction.  Monetary assets and liabilities in currencies other than the functional currency are re-measured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of income.  Upon consolidation, the results of operations of Mittal Steel’s subsidiaries and affiliates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at weighted average exchange rates in the relevant year and assets and liabilities are translated at year-end exchange rates.  Translation adjustments are presented as a separate component of other comprehensive income in Mittal Steel’s consolidated financial statements and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or affiliated company.

Review of Operating Results

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Summary

The Mittal Steel Interim Consolidated Financial Statements for the nine months ended September 30, 2005 include the results of the following operations, the results of which were not, or were not fully, included in the consolidated financial statements for the nine months ended September 30, 2004 and 2005:

•                  The results of International Steel Group Inc. (“ISG”) were included from April 15, 2005, the date of its acquisition by Mittal Steel.

•                  The results of Mittal Steel Zenica were included from December 10, 2004, the date of its acquisition by Mittal Steel.

•                  The results of Mittal Steel Poland were included from March 5, 2004, the date of its acquisition by Mittal Steel.

•                  The results of Mittal Steel Hunedoara were included from April 5, 2004, the date of its acquisition by Mittal Steel.

•                  Mittal Steel Skopje (formerly known as RZ Valavnica Z.A. Lenti a.d. and RZ Ladna Valavnica a.d.) was acquired on May 7, 2004, and its results were consolidated from June 1, 2004.

As a result, the two periods may not be entirely comparable.

Results of Operations

The key performance indicators which Mittal Steel’s management uses to analyze its operations are sales, shipments, average selling prices, cost per ton, gross profit and operating income.  Management’s analysis of liquidity and capital resources is driven by working capital and operating cash flow.  The following analysis presents key performance indicators by each region.  The gross profit and operating income analyses are carried out for Mittal Steel as a whole.

Sales, Shipments and Average Selling Prices

Sales of Mittal Steel increased to $21.1 billion in the nine months ended September 30, 2005 compared to $16.0 billion in the nine months ended September 30, 2004.  The following table gives a summary of sales for each of Mittal Steel’s regions:

	Sales for the nine months ended September 30,		Change in
	2004	2005	Sales	Shipments	Average Selling Price
	(in millions)			(%)
Region

Americas(1)	$4,762	$8,771	84%	53%	24%
Europe (2)	7,061	7,804	11	(7)	18
Asia and Africa	5,466	5,847	7	(6)	13
Others and Eliminations	(1,269)	(1,344)
Total Mittal Steel	$16,020	$21,078	32%	11%	20%

(1)           Includes the results of ISG from April 15, 2005.

(2)           Includes results of Mittal Steel Poland and other subsidiaries as discussed above from their respective dates of acquisition.

Excluding the effects of the acquisition of ISG, Mittal Steel Poland, and the other subsidiaries acquired by Mittal Steel during 2004 and 2005, sales increased to $14.1 billion in the nine months ended September 30, 2005 from $13.5 billion in the nine months ended September 30, 2004.

Average selling prices increased by 20% in the nine months ended September 30, 2005 as compared to the same period in 2004. Excluding the effects of the acquisition of ISG, Mittal Steel Poland, and the other subsidiaries acquired by Mittal Steel during 2004 and 2005, average selling prices increased by 18% in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.  The average price realized improved primarily due to higher base selling prices, following an increase in the cost of inputs such as coke, coal, iron ore and energy.

Mittal Steel’s shipments increased to 35.5 million tons in the nine months ended September 30, 2005 compared to 32.0 million tons in the nine months ended September 30, 2004.  Excluding the effects of the acquisition of ISG, Mittal Steel Poland, and the other subsidiaries acquired by Mittal Steel during 2004 and 2005, shipments decreased to 24.8 million tons in the nine months ended September 30, 2005 as compared with 27.8 million tons in the nine months ended September 30, 2004.

Americas

In the nine months ended September 30, 2005, sales in the Americas region increased to $8,771 million, compared to $4,762 million in the nine months ended September 30, 2004 due to the inclusion of ISG.

Excluding ISG, in the nine months ended September 30, 2005, sales decreased to $4,728 million as compared to $4,762 million in the nine months ended September 30, 2004.

The average selling price in the Americas region increased by 24% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004. Excluding ISG, the average selling price increased by 16% for the same period.

Total shipments by the Americas region increased to 14.3 million tons in the nine months ended September 30, 2005 from 9.3 million tons in the nine months ended September 30, 2004. Excluding ISG, shipments decreased to 8.1 million tons in the nine months ended September 30, 2005 from 9.3 million tons in the nine months ended September 30, 2004 due to decreased demand for our products as customers reduced their existing stock of inventory which was built up over the previous months.

Europe

In the nine months ended September 30, 2005, sales in the European region increased to $7,804 million as compared to $7,061 million in the nine months ended September 30, 2004. Excluding the effects of the subsidiaries acquired by Mittal Steel during 2004, sales in the European region increased to $4,888 million in the nine months ended September 30, 2005 as compared to $4,507 million in the nine months ended September 30, 2004.

The average selling price in the European region increased by 18% in the nine months ended September 30, 2005 compared to the same period in 2004.  Excluding the effects of the subsidiaries acquired by Mittal Steel during 2004, the average selling price in the European region in the nine months ended September 30, 2005 increased by 26% as compared to the nine months ended September 30, 2004 primarily due to higher base selling prices and increased costs.

Shipments by the European region decreased to 12.6 million tons in the nine months ended September 30, 2005 from 13.5 million tons in the nine months ended September 30, 2004.  Excluding the effects of the subsidiaries acquired by Mittal Steel during 2004, shipments decreased to 8.0 million tons in the nine months ended September 30, 2005 from 9.3 million tons in the nine months ended September 30, 2004. Shipments were lower due to decreased demand for our products as customers reduced their existing stock of inventory which was built up over the previous months.

Asia and Africa

Sales by the Asia and Africa region (formerly the “Rest of World” region) in the nine months ended September 30, 2005 increased to $5,847 million compared to $5,466 million in the nine months ended September 30, 2004.

The average selling price by the Asia and Africa region increased by 13% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

Shipments in the Asia and Africa region decreased to 8.7 million tons in the nine months ended September 30, 2005 from 9.2 million tons in the nine months ended September 30, 2004. Shipments were lower primarily due to the fire at the Kazakhstan subsidiary, decreased demand for our products as customers reduced their existing stock of inventory which was built up over the previous months and the impact of increased steel production in China.

Cost of Sales

Due to the increase in the cost of key inputs such as iron ore, scrap, electricity, natural gas and transportation, the average cost per ton for Mittal Steel increased by 34% in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004.

Excluding the effects of the acquisition of ISG, Mittal Steel Poland, and the other subsidiaries acquired by Mittal Steel during 2004 and 2005, the average cost per ton increased by 27% in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.

Americas

In the Americas region, the average cost per ton increased by 37% in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004. Excluding ISG, the average cost per ton increased by 20% in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. This was largely due to increases in the cost of key inputs, such as iron ore, alloys and energy.

Europe

The average cost per ton in the European region increased by 29% in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004.  Excluding the effects of subsidiaries acquired by Mittal Steel during 2004, Mittal Steel’s average cost per ton in the nine months ended September 30, 2005 increased by 38% as compared to the nine months ended September 30, 2004.  This increase was primarily due to increases in the cost of key raw materials such as iron ore, energy and Ferro alloy.

Asia and Africa

The average cost per ton in the Asia and Africa region increased by 26% in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.  This increase was primarily due to increases in the cost of key raw materials such as iron ore and Ferro alloy.

Gross Profit and Gross Profit Margins

Mittal Steel’s gross profit (sales less cost of sales, excluding depreciation) decreased by 2% in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. Excluding the effects of subsidiaries acquired by Mittal Steel during 2004 and 2005, Mittal Steel’s gross profit in the nine months ended September 30, 2005 decreased by 6% as compared to the nine months ended September 30, 2004.

The following table gives a summary of the gross profit margins of Mittal Steel by region:

	Gross Profit Margin For the Nine months ended September 30,
	2004	2005
	(%)
Region

Americas(1)(3)	27%	18%
Europe(2)(3)	29	20
Asia and Africa(3)	39	37
Total Mittal Steel	33%	25%

(1)           Includes the results of ISG from April 15, 2005.

(2)           Includes results of Mittal Steel Poland and the other subsidiaries discussed above from their respective dates of acquisition.

(3)           Figures are prior to all inter-company eliminations.

Americas

In the Americas region, gross profit increased to $1,602 million in the nine months ended September 30, 2005 from $1,291 million in the nine months ended September 30, 2004. Excluding the effects of the acquisition of ISG, gross profit for the nine months ended September 30, 2005 decreased to $1,094 million from $1,291 million for the comparable period in 2004 largely due to increased costs of raw materials and due to lower shipments because of destocking by customers.

Europe

In the European region, gross profit decreased to $1,521 million in the nine months ended September 30, 2005 from $2,027 million in the nine months ended September 30, 2004.  Excluding the effects of the acquisitions of Mittal Steel Poland and the other subsidiaries acquired by Mittal Steel during 2004, gross profit decreased to $1,024 million in the nine months ended September 30, 2005 from $1,175 million in the nine months ended September 30, 2004 largely due to increases in the cost of raw materials as well as lower shipments because of destocking by customers.

Asia and Africa

In the Asia and Africa region, gross profit increased to $2,169 million in the nine months ended September 30, 2005 from $2,107 million in the nine months ended September 30, 2004 due to higher selling prices and improved product mix, partially offset by higher input costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses at Mittal Steel increased by 53% in the nine months ended September 30, 2005 compared to the same period in 2004, largely due to higher levels of sales activity, as well as the inclusion of ISG. Excluding the acquisitions of ISG, Mittal Steel Poland and the other subsidiaries acquired by Mittal Steel during 2004 and 2005, selling, general and administrative expenses increased by 14% primarily due to increased marketing efforts.

Operating Income

Operating income at Mittal Steel decreased to $3.9 billion in the nine months ended September 30, 2005 compared to $4.4 billion in the nine months ended September 30, 2004. Excluding the impact of the subsidiaries acquired by Mittal Steel during 2004 and 2005, operating income decreased to $3.4 billion in the nine months ended September 30, 2005 from $3.7 billion in nine months ended September 30, 2004.

The following table gives a summary of the operating income and operating margin of Mittal Steel in its regions:

	Operating Income for the nine months ended September 30,		Operating Margin for the nine months ended September 30,
	2004	2005	2004	2005
	(in millions)		(%)
Region

Americas(1)	$1,100	$1,199	23%	14%
Europe(2)	1,486	803	21	10
Asia and Africa	1,711	1,788	31	31
Others and Eliminations	124	85
Total Mittal Steel	$4,421	$3,875	28%	18%

(1)           Includes the results of ISG from April 15, 2005.

(2)           Includes results of Mittal Steel Poland and the other subsidiaries discussed above from their respective dates of acquisition.

Americas

In the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, operating income in the Americas region increased to $1,199 million from $1,100 million, respectively, largely due to increased gross profit (as discussed above).  Excluding the effects of the acquisition of ISG, operating income for the nine months ended September 30, 2005 decreased to $889 million from $1,100 million for the comparable period in 2004.

Europe

In the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004, operating income in the European region decreased to $803 million from $1,486 million, respectively.  Excluding the impact of Mittal Steel Poland and the other subsidiaries acquired by Mittal Steel during 2004, in the nine months ended September 30, 2005, compared to the similar period in 2004, operating income decreased to $639 million from $814 million, respectively, largely due to decreased gross profit (as discussed above).

Asia and Africa

Operating income in the Asia and Africa region for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 increased to $1,788 million from $1,711 million, respectively.

Financing Costs

Net interest expense at Mittal Steel remained flat at $138 million in the nine months ended September 30, 2005, as compared to the nine months ended September 30, 2004.

Income Tax

Mittal Steel’s consolidated income tax expense amounted to $726 million in the nine months ended September 30, 2005, as compared to $815 million in the nine months ended September 30, 2004.  The effective tax rate was approximately 19% in the nine months ended September 30, 2005 and 19% for the corresponding period for 2004 on income before taxes and minority interest of $3,857 million and $4,363 million, respectively.

Mittal Steel’s combined effective tax rate is expected to increase in future periods primarily due to the loss of tax exemptions in Romania effective from January 1, 2005 and the reduction of net operating losses, the effect of which will be offset in part by reductions caused by statutory tax rate decreases in certain jurisdictions, including the Czech Republic and Mexico.

Minority Interest

Minority interest in income of subsidiaries amounted to $416 million in the nine months ended September 30, 2005.  This primarily consisted of the share of minority shareholders in the net income of primarily Mittal Steel South Africa, and to a lesser extent Mittal Steel Poland, Mittal Steel Ostrava and Mittal Steel Annaba.

Net Income

Mittal Steel’s net income decreased to $2,715 million in the nine months ended September 30, 2005, compared to net income of $3,147 million in the nine months ended September 30, 2004 owing to the reasons discussed above.

Liquidity and Capital Resources

Mittal Steel’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.  In management’s opinion, Mittal Steel’s financing facilities are adequate for its present requirements.

As Mittal Steel is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations.  Some of these operating subsidiaries have debt outstanding or are subject to acquisition or labor agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

On April 7, 2005, Mittal Steel finalized a $3.2 billion credit facility (the “2005 Credit Facility”).  The 2005 Credit Facility provides for a $1.7 billion five-year unsecured term loan facility bearing interest at LIBOR plus a margin.  Under the term loan, any voluntary prepayment may be reborrowed by either Mittal Steel or a subsidiary borrower, other than by the original subsidiary borrower.  The 2005 Credit Facility also provides for a $1.5 billion five-year revolving credit facility bearing interest at LIBOR plus a margin.  The term loan facility was used to finance the cash portion of the acquisition of ISG.  Mittal Steel expects to utilize the remaining proceeds to refinance certain existing indebtedness and for general corporate purposes.  As of the date of this filing, $2.95 billion has been drawn under the 2005 Credit Facility.

On April, 18, 2005, Standard & Poor’s Rating Services upgraded Mittal Steel’s long-term corporate credit rating to “BBB+” from “BBB”.  At the same time, the long-term corporate credit and senior secured debt ratings on Ispat Inland were raised to “BBB” from “BBB-”, and the senior secured debt ratings on Mittal Steel Europe were raised to “BBB” from “BBB-”.  On April 20, 2005, Moody’s Investor Services Ltd. affirmed Mittal Steel’s senior implied debt rating at “Baa3” and upgraded ISG’s unsecured debt ratings to “Ba2” following completion of the acquisition of ISG by Mittal Steel.  On February 11, 2005, Fitch Ratings assigned a “BBB’’ senior unsecured rating and a “F2’’ short-term rating to Mittal Steel.  After the announcement of the Kryvorizhstal acquisition, Fitch affirmed their credit ratings, while S&P issued a “credit watch with negative outlook”.

On October 19, 2005, Mittal Steel entered into a bridge finance facility to finance part of the acquisition of Krivorizhstal for $3.0 billion, which was subsequently increased to $3.5 billion (the “2005 Bridge Finance Facility”).  The 2005 Bridge Finance Facility is unsecured and provides for loans with floating interest rate periods of one, two, three or six months or any other period agreed to between Mittal Steel and the lenders. The loan facilities bear interest at LIBOR plus a margin based on a rating grid, similar to the 2005 Credit Facility.  The 2005 Bridge Finance Facility matures on October 18, 2006, unless extended in accordance with its terms.  As of the date of this filing, $3.5 billion has been drawn under the 2005 Bridge Finance Facility.

Sources and Uses of Cash

A summary of Mittal Steel’s cash flow during the nine months ended September 30, 2004 and 2005 is presented below.

	Summary of Cash Flow Nine months ended September 30,
	2004	2005
	(in millions)

Net cash provided by operating activities	$2,864	$2,921
Net cash used in investing activities	(567)	(2,437)
Net cash used in financing activities	(1,006)	(984)

In the first nine months of 2005, Mittal Steel generated $2,921 million of cash from its operating activities, compared to $2,864 million for the same period in 2004. Net income for the first nine months of 2005 was $432 million lower than in the same period of 2004. In the first nine months of 2005, cash used in working capital was $609 million, compared to $1,337 million for the same period in 2004.

Cash used in investing activities includes capital expenditures of $765 million for the nine months ended September 30, 2005, compared to $522 million for the nine months ended September 30, 2004. The acquisition of ISG was completed in April 2005 with half of the purchase consideration paid in shares of Mittal Steel and the other half paid with $2.1 billion of cash. Capital expenditures in the first nine months of 2005 included projects in Kazakhstan at Mittal Steel Temirtau (construction of a new slab caster), Romania at Mittal Steel Galati (modernization of a blast furnace), Ispat Inland (increase in blast furnace capacity) and in Poland at Mittal Steel Poland (new hot strip mill and coke oven battery).

Net cash used in financing activities includes dividend payments of $1,949 million in the first nine months of 2005, compared to $412 million in the same period in 2004. Net borrowing activities totaled $985 million for the nine months ended September 30, 2005 while in the same period of 2004 net payments amounted to $596 million.

Debt

Cash and cash equivalents including restricted cash and short term investments were $2.1 billion at September 30, 2005, compared to $2.3 billion at September 30, 2004.  In addition, Mittal Steel and its operating subsidiaries had available borrowing capacity of approximately $3.1 billion at September 30, 2005.

As of September 30, 2005 Mittal Steel’s debt, which includes both long-term debt and short-term debt, amounted to $3.8 billion, compared to $2.8 billion as of September 30, 2004.

Most of the loan agreements entered into by Mittal Steel’s subsidiaries require them to comply with certain financial covenants.  As of September 30, 2005, these subsidiaries were in compliance with all such covenants.  Approximately $0.8 billion of this debt is secured by liens on specified assets of the relevant Mittal Steel subsidiary.

The weighted average maturity of Mittal Steel’s debt was approximately 6 years at September 30, 2005. At September 30, 2005, approximately 41% of Mittal Steel’s debt had fixed interest rates, while 59% had floating interest rates.

Forward-Looking Statements

Statements in this Current Report on Form 6-K that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel’s results of operations and expectations regarding cost savings from recently acquired companies and statements preceded by “believe,” “expect,” “anticipate,” “target” or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (6) availability and cost of raw materials, energy and transportation; (7) Mittal Steel’s ability to realize expected cost savings from recently acquired companies within the expected time frame; (8) Mittal Steel’s ability to integrate recently acquired companies; (9) labor disputes; and (10) the risks contained in Mittal Steel’s Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.